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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number

Asia Entertainment & Resources Ltd.
(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 17, 2010, Chien Lee resigned as a member of the board of directors (“Board”) of Asia Entertainment & Resources Ltd. (“Company”) and from the Board’s nominating and compensation committees, effective on such date.  Mr. Lee resigned as a director so that his position could be filled by a person who meets the director independence standards of the Nasdaq Stock Market and other national securities exchanges.  Mr. Lee will continue his association with the Company as a special advisor.  Michael Zhang, who served as a director of the Company prior to the Company’s business combination in February 2010 and who satisfies such standards, has been appointed as a director in place of Mr. Lee, effective June 17, 2010.  Mr. Zhang has also been appointed to serve on the Company’s nominating and compensation committees.  There is no arrangement or understanding between Mr. Zhang and any other person pursuant to which Mr. Zhang was appointed as a director.

Michael Zhang, 50 years old, served as the Company’s executive vice president and a member of its board of directors prior to the business combination with Asia Gaming and Resorts Limited, from 2007 until February 2010.  Since February 2010, Mr. Zhang has been an independent consultant providing advice in the area of business and financing.  From April 2002 to December 2008, Mr. Zhang served as vice president of China Hailiang Group, a privately-held Fortune 500 company in China and one of the world’s largest producers of copper and copper alloy products. From October 2001 to March 2002, Mr. Zhang served as general counsel to the International Data Group (IDG), an international IT media, research and exposition company in China providing legal expertise in corporate and venture capital matters. From January 2000 to September 2001, Mr. Zhang served as vice president of Shenzhen New Industries Investment Company, an investment banking firm in China focusing on mergers and acquisition. From January 1993 to December 1999, Mr. Zhang was an attorney at the law firm of Becker & Poliakoff, PA, and later was named managing partner of the firm’s Guangzhou and Beijing Office. Mr. Zhang represented many U.S. companies doing business in China in strategic business negotiations, joint ventures, and mergers and acquisitions. Among many of his clients, he represented several gaming companies from the United States (including Casino America, a U.S.-listed gaming company, and Greater Atlantic Casino, cruise line casino operators) in verifying different casino projects and was involved in various business negotiations for such entities.  He was the author of three published books and numerous articles in newspapers and magazines in China. Mr. Zhang was also a frequent lecturer on U.S. laws and on doing business in China. Mr. Zhang founded his own law firm in January 1990 and provided advice mainly focusing on immigration and corporate law and mergers and acquisitions until December 1992. Mr. Zhang received a J.D. from Nova Southeastern University, graduated from The Graduate School of the Chinese Academy of Social Sciences in Beijing, China, and received a B.A. from Shandong University in Jinan, China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Entertainment & Resources Ltd. (Registrant)

Date: June 21, 2010	By:	/s/ Raymond Li Chun Ming
Name: Li Chun Ming, Raymond
Title: Chief Financial Officer